Hi, I'm Ian, and I'm the owner of Poitín at Sawyer Yards.

I'm actually from Ireland, and I moved to Houston a couple years ago for my now wife who I met when she was on a short vacation. She went to a bar I owned over there, we met, and the rest as they say is history.

To be honest I didn't understand Houston until I visited here quite a few times. I guess I had a foreigner's view of Texas – all cowboys and horses everywhere. But once I actually moved here, I was blown away. The cultural and culinary diversity in this city is incredible.

Back in Ireland, I was the owner of a bar & restaurant group called The Exchequer, which I founded in 2009. We achieved success quite quickly. Just seven months after we opened, we were named best gastropub in Ireland. And also, we were awarded best cocktail experience in Ireland for three years out of the last six.

Houston's obviously very different from Dublin, but this is the perfect city for me. The bar and restaurant scene here is absolutely thriving, and I see a real opportunity to create a unique offering with Poitín.

We're converting this beautiful industrial space and make it very warm and vibrant. The food will be topnotch, drawing on the culinary experiences of Houston. Our beverage program will be utilizing our expertise from Dublin. And we're just going to create a very inviting and casual venue. No pressure to dress a certain way. Just come in and enjoy great food and great drinks and feel at home.

Poitín will be a key anchor tenant at Sawyer Yards, and I'm really excited to create this new destination here in Houston.

We're going to be located right across the street from the Arts District of Washington Avenue. It's pulling in an incredibly creative community. There's events here constantly. We have Silver Street Studios, the Silos. They're all part of an entire master planned mix of arts, retail, food and entertainment.

I'm absolutely ecstatic about the opportunity to engage the Houston community with something different but also something that is uniquely woven into the fabric of this incredible city. I'm really passionate about having Houston as my new home, I'm extremely grateful to be a part of it, and I'm really looking forward to having you all join me here at Poitín.